EXHIBIT 99.1

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 10, 2023 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited financial results for the three months ended September 30, 2023. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and nine months ended September 30, 2023, please see the Company’s filings on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified (C$ refers to Canadian dollars).

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  Following a successful commissioning and ramp-up period, the Juanicipio processing facility has achieved nameplate capacity during September 2023 with silver recovery consistently above 88% marking a step change in performance relative to the comparative quarter and a successful transition to a fully independent producer.

  A total of 322,249 and 921,990 tonnes of mineralized material were processed across the Juanicipio and Saucito plants during the three and nine months ended September 30, 2023, respectively. 92% of all material processed in Q3 was processed through the Juanicipio plant.

  Average head grade for the three and nine months ended September 30, 2023 was 523 and 474 grams per tonne (“g/t”), yielding silver production of 4.78 million and 12.29 million ounces, respectively.

  Juanicipio delivered robust cost performance with cash cost1 of $4.68 per silver ounce sold and all-in sustaining cost1 of $9.19 per silver ounce sold in Q3.

  Juanicipio generated strong operating cash flow of $57,346 and free cash flow1 of $40,649 in Q3.

  At the end of the quarter, Juanicipio held cash balances of $23,434, representing an increase of $14,895 over the second quarter, mainly as a result of strong operating cash flows driven by the mine reaching its intended production levels.

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1 Total cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please refer to “Non-IFRS Measures” section of the Q3 2023 MD&A for a detailed reconciliation of these measures to the Q3 2023 Financial Statements.

  Juanicipio returned a total of $11,295 in interest and loan principal repayments to MAG during Q3.

  MAG concluded a $40,000 senior secured revolving Credit Facility with the Bank of Montreal on October 4, 2023.

  As Juanicipio ramped up its operations and transitioned to full capacity, there was a progressive reduction of Juanicipio’s reliance on the nearby Fresnillo and Saucito plants (100% owned by Fresnillo). Notably, no feed was supplied to these plants in both August and September. This transition had a direct impact on total milling and, consequently, overall production for the quarter. Positively, this was partially offset by higher grade feed and continued efforts to optimize the Juanicipio plant as it ramped up to full capacity.

  Effective June 20, 2023, MAG was included in the NYSE Arca Gold Miners Index which is tracked by the VanEck Vectors Gold Miners ETF.

  MAG reported net income of $8,862 ($0.09 per share) and Adjusted EBITDA1 of $29,920 for the three months ended September 30, 2023.

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1 Adjusted EBITDA is a non-IFRS measure, please refer to “Non-IFRS Measures” section of the Q3 2023 MD&A for a detailed reconciliation of this measure to the Q3 2023 Financial Statements.

CORPORATE

  In September the Company published its second annual Sustainability Report underscoring its commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for the 2022 year. The 2022 Sustainability report is supported by the MAG Silver 2022 ESG Data Table which discloses MAG’s historical ESG performance data. MAG’s 2022 Sustainability report and ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports/.

EXPLORATION

  Juanicipio:
    Infill drilling at Juanicipio continued in Q3 2023, with one rig on surface and one underground with the goal of upgrading and expanding the Valdecañas Vein system at depth and further defining areas to be mined in the near to mid term. During the quarter, 3,349 metres (nine months ended September 30, 2023, 13,273 metres) and 4,874 metres, (nine months ended September 30, 2023, 15,329 metres) were drilled from surface and underground respectively. The 2023 surface drilling program was completed during Q3 with results pending.
  Deer Trail Project, Utah:
    Results from the 12,157 metres in surface-based Phase 2 drilling on the Deer Trail Carbonate Replacement Deposit (“CRD”) project were reported on January 17 and August 3, 2023 (see News Releases under the Company’s SEDAR+ profile at www.sedarplus.ca)
    On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” targets thought to be the source of the manto, skarn and epithermal mineralization and extensive alteration throughout the project area including that at Deer Trail and Carissa. During Q3 2023, 1,994 metres were drilled at high elevation with results pending. An early onset of winter snowfall impacted the commencement of the third porphyry “hub” target which will be drilled next season and drilling has shifted to offset the Carissa discovery and test other high-potential targets.
  Larder Project, Ontario:
    After completing the 2023 initial drilling campaign, the geological team embarked on a comprehensive property-wide data re-evaluation which included review of all historic drilling, selective relogging, re-assaying all available pulps with 4-acid digestion, additional geophysics, field mapping and sampling. These datasets were used to build a unified project model which will be systematically reinterpreted with additional information from future drill programs. Multiple well-defined high-priority drill targets are currently being tested by multiple rigs which are expected be turning over the next eighteen months.
    On July 12, 2023 drilling resumed at the Larder Project to test additional targets by the end of the year on the Cheminis and Bear areas. During Q3 2023 4,594 metres were drilled at Cheminis. A minimum of 17,000 metres of drilling is planned.

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following tables and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months ended September 30, 2023 and 2022, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	September 30,	September 30,
	2023	2022

Metres developed (m)	4,105	3,276

Material mined (t)	313,139	225,385
Material processed (t)	322,249	180,808

Silver head grade (g/t)	523	513
Gold head grade (g/t)	1.32	1.22
Lead head grade (%)	1.33%	0.93%
Zinc head grade (%)	2.25%	1.81%

Silver payable ounces (koz)	4,289	2,425
Gold payable ounces (koz)	7.76	4.90
Lead payable pounds (klb)	7,690	2,969
Zinc payable pounds (klb)	9,595	4,494

 During the three months ended September 30, 2023 a total of 313,139 tonnes of mineralized material were mined. This represents an increase of 39% over Q3 2022. Increase in mined tonnages at Juanicipio has been driven by the operational ramp up of the milling facility.

The average silver head grade for the mineralized material processed in the three months ended September 30, 2023 was 523 g/t (three months ended September 30, 2022: 513 g/t).

During the three months ended September 30, 2023 a total of 322,249 tonnes of mineralized material were processed through the Juanicipio and Saucito plants. This represents an increase of 78% over Q3 2022. The increase in milled tonnage has been driven by the Juanicipio mill commissioning and operational ramp up. As reported by the operator, Fresnillo, the Juanicipio processing facility has achieved nameplate capacity of 4,000 tpd during September 2023 with silver recovery consistently above 88%. During Q3 2023, 92% of all material was processed through the Juanicipio processing facility.

Mineralized Material Processed at Juanicipio and Saucito Plants (100% basis)

Three Months Ended September 30, 2023 (322,249 tonnes processed)				Q3 2022 Amount $
Payable Metals	Quantity	Average Price $	Amount $
Silver	4,288,747 ounces	23.51 per oz	100,841	44,518
Gold	7,761 ounces	1,911.99 per oz	14,839	8,219
Lead	3,448 tonnes	1.00 per lb.	7,571	2,578
Zinc	4,352 tonnes	1.15 per lb.	11,005	6,511
Treatment, refining, and other processing costs			(9,211)	(12,111)
Net Revenue			125,046	49,715
Production cost			(43,782)	(18,127)
Depreciation and amortization (1)			(21,646)	(6,376)
Gross Profit			59,618	25,212

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

The following table provides a summary of the total cash costs1 and all-in sustaining costs1 (“AISC”) of Juanicipio for the three months ended September 30, 2023, and 2022.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	September 30,	September 30,
	2023	2022

Total operating cash costs (1)	18,432	13,987
Operating cash cost per silver ounce sold ($/oz)	4.30	5.77

Total cash costs (1)	20,067	14,050
Cash cost per silver ounce sold ($/oz)	4.68	5.79

All-in sustaining costs (1)	39,411	23,281
All-in sustaining cost per silver ounce sold ($/oz)	9.19	9.60

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1 Total operating cash costs, operating cash cost per ounce, total cash costs, cash cost per ounce, all-in sustaining costs, and all-in sustaining cost per ounce are non-IFRS measures, please refer to “Non-IFRS Measures” section of the Q3 2023 MD&A for a detailed reconciliation of these measures to the Q3 2023 Financial Statements.

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months ended September 30, 2023 and 2022 (MAG’s share of income from its equity accounted Investment in Juanicipio).

	Three months ended
	September 30,	September 30,
	2023	2022
	$	$
Sales	125,046	49,715
Cost of sales:
Production cost	(43,782)	(18,127)
Depreciation and amortization	(21,646)	(6,376)
Gross profit	59,618	25,212
Consulting and administrative expenses	(3,458)	(1,192)
Extraordinary mining and other duties	(1,635)	(64)
Interest expenses	(5,214)	(369)
Exchange gains (losses) and other	420	1,953
Net income before tax	49,731	25,540
Income tax (expense) benefit	(23,824)	825
Net income (100% basis)	25,907	26,365
MAG’s 44% portion of net income	11,399	11,601
Interest on Juanicipio loans - MAG's 44%	2,293	180
MAG’s 44% equity income	13,692	11,781

Sales increased by $75,331 during the three months ended September 30, 2023, mainly due to 76% higher metal volumes and 28% higher realized metal prices.

Offsetting higher sales was higher depreciation ($15,270) as Juanicipio achieved commercial production and commenced depreciating the processing facility and associated equipment, and higher production cost ($25,654) which was driven by higher sales and operational ramp up in mining and processing, including $7,700 in inventory movements.

Other expenses increased by $10,218 mainly as a result of higher extraordinary mining and other duties ($1,571) in relation to higher precious metal revenues from the sale of concentrates, higher consulting and administrative expenses ($2,266) as an operator services agreement became effective upon initiation of commercial production whereby Fresnillo and its affiliates continue to operate the mine (the “Operator Services Agreement”), and higher interest incurred on shareholder loans ($4,845) which were completely expensed during Q3 2023, whereas being only partly expensed with the rest capitalised to construction in progress in Q3 2022.

Taxes increased by $24,648 impacted by deferred tax charges associated with fixed assets as well as higher taxable profits generated during the period.

MAG FINANCIAL RESULTS – THREE MONTHS ENDED SEPTEMBER 30, 2023

As at September 30, 2023, MAG had working capital of $55,088 (December 31, 2022: $29,232) including cash of $58,519 (December 31, 2022: $29,955) and no long-term debt. As well, as at September 30, 2023, Juanicipio had working capital of $99,556 including cash of $23,434 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended September 30, 2023 amounted to $8,862 (September 30, 2022: $8,227) or $0.09/share (September 30, 2022: $0.08/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $13,692 (September 30, 2022: $11,781) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for MAG’s share of income from its equity accounted Investment in Juanicipio).

	For the three months ended
	September 30,	September 30,
	2023	2022
	$	$

Income from equity accounted investment in Juanicipio	13,692	11,781
General and administrative expenses	(4,094)	(3,003)
General exploration and business development	(468)	(20)
Exploration and evaluation assets written down	-	-
Operating income	9,130	8,758

Interest income	663	216
Other income	269	-
Foreign exchange loss	(192)	(199)
Income before income tax	9,870	8,775

Deferred income tax expense	(1,008)	(548)
Net income	8,862	8,227

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements that address achieving the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding the additional information from future drill programs;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
  expected upside from additional exploration;
  expected results from Deer Trail Project Phase 3 drilling;
  expected capital requirements and sources of funding; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications
Phone: (604) 630-1399
Website: www.magsilver.com
Toll Free: (866) 630-1399
Email: info@magsilver.com